Exhibit 99.1

BW LPG: Result of subsequent court hearing regarding the redomiciling to Singapore

21 June 2024

Reference is made to the stock exchange announcement made by BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) on 13 June 2024 regarding the subsequent court hearing (the “Sanction Hearing”) at which the Company was to petition the Supreme Court of Bermuda (the “Court”) to sanction the scheme of arrangement (the “Scheme”) between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore and adopt the constitution of the Company which will take effect upon continuance in Singapore (the “Redomiciliation”). The Court held the Sanction Hearing on 20 June 2024 where the Court sanctioned the Scheme.

A copy of the court order is expected to be filed with the Registrar of Companies in Bermuda on or around 25 June 2024, upon which the Scheme will become binding on the Company and its shareholders.

The Company expects that the Redomiciliation will come into effect on or around 1 July 2024, subject to the filing of the court order, the final approval by the Singapore Accounting and Corporate Regulatory Authority and the satisfaction or waiver of all conditions to the Scheme as set out in the Scheme. The Company will have a new company registration number and the Company's shares will be registered under a new ISIN code for trading on the Oslo Stock Exchange and a new CUSIP code for the trading on the New York Stock Exchange due to the Redomiciliation. BW LPG has not yet received a new ISIN or CUSIP code, but it is anticipated that trading will start under the new ISIN and CUSIP codes on or around 5 July 2024, subject to the completion of the Redomiciliation and the Depository Trust Company (the “DTC”) approving the eligibility of the new CUSIP. The Company’s common shares will remain trading on the Oslo Stock Exchange under the ticker “BWLPG” and the New York Stock Exchange under the ticker “BWLP” during the process on change of ISIN and CUSIP codes.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.